Exhibit 2

[Discovery Equity Partners letterhead]

November 4, 2005

Mr. Randall L. Herrel

Chairman of the Board of Directors

President and Chief Executive Officer

Ashworth, Inc.

2765 Loker Avenue West

Carlsbad, CA  92008

Dear Mr. Herrel:

Since our original 13D filing on September 8, 2005, we have been contacted by a large number of Ashworth investors wishing to communicate their dissatisfaction with the current situation at the Company. In total, investors accounting for nearly 40% of the Company’s outstanding shares have expressed two common themes: 1) a lack of confidence in the management team to execute a strategy that will restore shareholder value, and 2) a desire to see Ashworth sold promptly in order to extract as much shareholder value as possible.

Please know that the erosion in confidence in management does not appear to be simply the result of the most recent inventory misstep nor the large turnover in directors and executive officers.  Ashworth shareholders tell us that they have grown disillusioned with the longer-term track record.  The first time the stock reached today’s trading level of $7 per share was in August 1991.  Since that time, other than for a few brief episodes, the value of the stock has vacillated between $5 and $10 per share.  As we have discussed on many occasions, Ashworth’s true economic value will not be recognized as long as Ashworth is an independent, micro-cap company.  Only as part of a larger organization can Ashworth’s strengths be fully capitalized.

For that reason, we are compelled to echo our fellow investors’ insistence that an immediate, higher stock valuation should be pursued through a sale of the Company.  We can attest to the large number of well-heeled strategic suitors that would be interested in acquiring the Company. We have held conversations with a number of these parties and shared with you previously their enthusiasm for exploring a potential transaction. In our opinion, the most promising suitors include Fortune Brands, K2, Liz Claiborne, Oxford Industries, and Columbia Sportswear.  We see each as having a strong and unique strategic rationale for acquiring Ashworth. These are knowledgeable and active acquirers of businesses. They will see past the most recent earnings shortfalls and recognize the full value of the Ashworth brand, the market dominance of the “green grass” channel, the large growth opportunity in the retail channel, the modern distribution facility and the unimpaired future earnings power of the Company.

Ashworth’s core earnings power is demonstrated by the fact that in six of the last eight years the Company has generated 7-10% operating income margins.  Based upon your revenue guidance for 2006 of $210-220 million, Ashworth’s normalized operating income can be estimated to be in a range of $14.7 - $22.0 million.  Using a mid-point of approximately $18 million of normalized operating income plus $5 million of depreciation yields normalized earnings before interest, taxes and depreciation (“EBITDA”) of $23 million. An acquisition of Ashworth would eliminate approximately $1.5 million in public company expenses that are typical for a company of this size, taking post-transaction EBITDA to $24.5 million. This base level of earnings does not contemplate the improvement an acquirer might create through revenue or expense synergies.  For instance K2, which has its corporate headquarters a few miles down the road, could eliminate virtually all Ashworth’s corporate overhead.

A close study of comparable M&A transactions as well as public company valuations suggests a transaction multiple of 8.0 — 9.0X EBITDA for Ashworth.  Using the midpoint, and after taking into account cash, debt and the impact of stock options, the resulting enterprise value for Ashworth is approximately $210 million or $12 per share, which represents a potential 70% premium to today’s trading value.  In a competitive process, with multiple interested parties, stronger valuations could be attained.

As you know, our fund managers have significant prior experience as merger and acquisition advisors to small capitalization public companies.  We are confident that an independent investment banking firm will validate this opportunity to restore shareholder value through a company sale.  More importantly, an advisor will orchestrate a formal process that allows would-be suitors to submit their indications of interest while allowing management to stay focused on turning around the business.  This route also ensures that the Board maintains control over the timing, price and suitor in a transaction.

For the many reasons articulated herein, we strongly recommend that the Board hire a nationally recognized investment banking firm to explore a potential sale of the Company.

Respectfully submitted,

DISCOVERY GROUP I, LLC

/s/ Daniel J. Donoghue
Daniel J. Donoghue, Managing Member

/s/ Michael R. Murphy
Michael R. Murphy, Managing Member

cc:   Mr. Stephen G. Carpenter, Director

        Mr. John M. Hanson, Jr., Director

        Mr. James B. Hayes, Director

        Mr. James G. O’Conner, Director

        c/o Ms. Halina Balys, Corporate Secretary

        Ashworth, Inc.

        2765 Loker Avenue West

        Carlsbad, CA 92008